UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-268454) of China Natural Resources, Inc. (the “Company”), and the related prospectuses, as such registration statement and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Change in Registrant’s Certifying Accountants

China Natural Resources, Inc. (the “Company”) announced the appointment of ARK Pro CPA & Co (“ARK”) as its independent registered public accounting firm for the fiscal year ended December 31, 2024, effective April 8, 2025. The appointment was made after a careful and thorough evaluation process and has been approved by the audit committee of the Company’s Board of Directors. ARK is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States “PCAOB”). ARK is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

ARK succeeds Ernst & Young Hua Ming LLP (“EY”), the Company’s previous independent registered public accounting firm. EY was dismissed by the Company on April 3, 2025 and is committed to working with the Company and ARK to ensure a seamless transition. The audit report of EY on the Company’s consolidated financial statements for the fiscal year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the audit for the fiscal year ended December 31, 2023 and the subsequent period through the dismissal date of April 3, 2025, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such year, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F). At the time of EY’s dismissal, EY has not completed their audit and therefore has no rendered their audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2024.

For the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through April 8, 2025, neither the Company nor anyone acting on its behalf consulted with ARK on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by ARK that ARK concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company had provided EY with a copy of the disclosure it is making in this Current Report on Form 6-K and requested from EY a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosure. A copy of EY’s letter dated April 8, 2025 is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.11	Letter of EY dated April 8, 2025 regarding change in independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: April 8, 2025	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer